UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4*

UNITRIN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

913275 10 3

(CUSIP Number)

Singleton Group LLC

11661 San Vicente Boulevard, Suite 915 Los Angeles, CA 90049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913275 10 3	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 12,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,300,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of October 31, 2008 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2008.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 913275 10 3	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS William W. Singleton, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 12,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,300,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of October 31, 2008 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2008.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Christina Singleton Mednick, as Manager of the Singleton Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 12,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,300,520

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of October 31, 2008 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2008.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Donald E. Rugg, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 317
8. SHARED VOTING POWER 12,300,520
9. SOLE DISPOSITIVE POWER 317
10. SHARED DISPOSITIVE POWER 12,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,300,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of October 31, 2008 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2008.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 6 of 8 Pages

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on August 24, 2000, as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2000, Amendment No. 2 to Schedule 13D filed on March 22, 2005 and Amendment No. 3 to Schedule 13D filed on August 17, 2007 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Caroline W. Singleton, Donald E. Rugg and, as to Amendment No. 3, Christina Singleton Mednick relating to beneficial ownership of shares of common stock of Unitrin, Inc. (the “Common Stock”). Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged from the last filed amendment to Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to reflect the disposition by the Singleton Group LLC of 1,000,000 shares of Common Stock of Unitrin, Inc. through open market transactions in December 2008. This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007 incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION.

The information in Item 4 of the Schedule 13D is supplemented as follows:

Singleton Group LLC has disposed of Common Stock from time to time as part of its overall investment strategy. In December 2008, Singleton Group LLC sold 1,000,000 shares of Common Stock in open market transactions. The details of all dispositions were reported on Form 4s pursuant to Section 16 of the Exchange Act. Transactions in which shares were sold by Singleton Group LLC in the last sixty (60) days are described in more detail in Item 5 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) After giving effect to the disposition of 1,000,000 shares of Common Stock reported herein, Singleton Group LLC and Christina Singleton Mednick and William W. Singleton, as Managers of Singleton Group LLC, are beneficial owners of 12,300,520 shares of Common Stock, which constitutes 19.7 percent of the outstanding Common Stock; Donald E. Rugg is a beneficial owner of 12,300,837 shares of Common Stock, which constitutes 19.7 percent of the outstanding Common Stock (all percentage figures are based on the number of shares outstanding as of October 31, 2008 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2008).

(b) After giving effect to the disposition of 1,000,000 shares of Common Stock reported herein, Singleton Group LLC and Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, as Managers of Singleton Group LLC, share dispositive and voting power with respect to 12,300,520 shares of Common Stock. In addition to the foregoing shares, Donald E. Rugg has sole voting and dispositive power with respect to 317 shares of Common Stock which he owns individually and directly.

CUSIP NO. 913275 10 3	13D	Page 7 of 8 Pages

(c) Singleton Group LLC has sold Common Stock in open market transactions in the last 60 days as follows:

Trade Date	Number of Shares Sold	Average Sale Price Per Share*

12/10/08	33,000	18.44

12/11/08	47,000	18.50

12/12/08	130,000	17.04

12/15/08	40,000	16.53

12/16/08	234,714	17.01

12/17/08	204,900	16.70

12/18/08	98,486	16.51

12/19/08	100,000	16.12

12/22/08	111,900	15.32
*	Represents the average sale price of the shares sold on the open market on a given date. The Singleton Group LLC has reported all dispositions on Form 4s pursuant to Section 16 of the Exchange Act for all shares sold on the open market in the last 60 days. The Form 4 filings are publicly available and contain additional detail on the sale prices of the shares sold on a given date.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented as follows:

7.1	Joint Filing Statement Dated August 17, 2007 (Incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed on August 17, 2007).

7.2	Power of Attorney for Christina Singleton Mednick

7.3	Power of Attorney for William W. Singleton

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008	Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

/s/ Donald E. Rugg
	By:	Donald E. Rugg, as Attorney-in-fact for Christina Singleton Mednick

/s/ Donald E. Rugg
	By:	Donald E. Rugg, as Attorney-in-fact for William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg